Dreyfus Premier Growth and Income Fund

SEMIANNUAL REPORT March 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Growth and Income Fund covers the six-month period from October 1, 2004, through March 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, L. Emerson Tuttle, who became the fund's primary portfolio manager on October 5, 2004.

Stocks rallied strongly in the wake of the U.S. presidential election during the fourth quarter of 2004 before losing some ground over the first three months of 2005 as rising energy prices, higher interest rates and greater inflation concerns dampened investor sentiment. Nonetheless, certain sectors of the stock market — most notably natural resources and foreign shares — produced relatively robust gains. In addition, a recent flurry of mergers-and-acquisitions activity boosted the prices of a number of individual stocks across a variety of industry groups.

In our view, the stock market's recent performance highlights the potential benefits of a long-term investment perspective and a diversified portfolio. At times such as these, when market conditions are mixed, we believe it is important to stay in touch with your financial advisor, who can help you respond to the challenges and opportunities of a changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2005



DISCUSSION OF FUND PERFORMANCE

L. Emerson Tuttle, Portfolio Manager

How did Dreyfus Premier Growth and Income Fund perform relative to its benchmark?

For the six-month period ended March 31, 2005, the fund produced total returns of 5.46% for Class A shares, 5.06% for Class B shares, 5.00% for Class C shares, 3.92% for Class R shares and 5.01% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of 6.88% for the same period.[2]

We attribute these results to global economic growth and improving business fundamentals among a wide range of industry areas. Although these positive developments were somewhat offset by concerns regarding rising inflationary pressures, equity markets generally viewed the environment favorably. While the fund participated in the market's rise, disappointing returns among health care holdings undermined the fund's performance compared to the benchmark.

What is the fund's investment approach?

The fund seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk. To pursue these goals, it invests primarily in stocks of domestic and foreign issuers. The fund's stock investments may include common stocks, preferred stocks and convertible securities, including those issued in initial public offerings.

The fund's investment strategy combines market economics with fundamental research. The portfolio manager begins by assessing current economic conditions and forecasting economic expectations. Each economic sector of the Standard and Poor's 500 Composite Index (S&P 500) is examined to determine the sector's market-capitalized weighting and to estimate the performance of the sector relative to the S&P 500 as a whole. A balance is determined for the fund, giving greater weight to sectors that are expected to outperform the overall market, and less weight to sectors that are expected to underperform the overall market.

In choosing stocks, the fund employs fundamental analysis, generally seeking companies with strong positions in their industries, and companies with a catalyst that can trigger a price increase (such as accelerating earnings growth, a corporate restructuring or change in management). The portfolio manager seeks to create a broadly diversified core portfolio comprising growth stocks, value stocks and stocks that exhibit characteristics of both investment styles. Income is generated primarily from dividend-paying stocks in which the fund may invest. The manager selects stocks based on:

- *Value,* or how a stock is priced relative to its perceived intrinsic worth;
- *Growth,* in this case the sustainability or growth of earnings or cash flow; and
- *Financial profile,* which measures the financial health of the company.

What other factors influenced the fund's performance?

The fund's results were primarily the result of our security selection strategies. Among consumer discretionary holdings, the fund's performance benefited from its relatively light exposure to internet-based catalog retailers, and its avoidance of automobile-related stocks, which were hurt by high energy prices. Instead, the fund focused on multiline retailers, such as Federated Department Stores, which rose on news of a planned merger. Top performers in other sectors included integrated oil and gas giant ExxonMobil, consumer staples producer Altria Group, internet registration service provider VeriSign, communications software developer Amdocs and rail freight carrier Burlington Northern Santa Fe.

Financial stocks, which made up the largest single sector of the fund and its benchmark, provided mixed performance. Some holdings performed exceptionally well, particularly in the brokerage and capital markets areas. The Goldman Sachs Group and Merrill Lynch benefited from increased merger and acquisition activity and growing levels of fixed-income trading. Returns also benefited from the fund's timely investment in insurer Fidelity National Financial. However, these gains were balanced by declines among interest-rate-sensitive banks and mortgage brokers, such as Countrywide Financial. Other holdings, such as American International Group and Fannie Mae, suffered from company-specific problems involving accounting and corporate governance issues.

The fund experienced its weakest relative performance in the health care area, where several large-cap pharmaceutical holdings declined due to drug recalls and weak product pipelines. The fund responded by trimming its exposure to large-cap pharmaceuticals, focusing on those companies that we believed offered the best long-term business prospects.

What is the fund's current strategy?

We maintained the fund's large-cap core investment focus over the reporting period. However, we significantly modified the fund's holdings to reflect our top-down economic analysis and bottom-up analyst recommendations. We adjusted sector weightings and reduced the number of holdings in the fund to place more emphasis on the specific stocks we viewed most favorably. As of March 31, 2005, the fund held overweighted positions in health care and energy stocks, and under-weighted positions in the areas of consumer staples, telecommunications services, basic materials, utilities and interest-rate-sensitive financials.

April 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Growth & Income Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended March 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.20	$ 12.37	$ 12.16	$ 17.69	$ 12.47
Ending value (after expenses)	$1,054.60	$1,050.60	$1,050.00	$1,039.20	$1,050.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.05	$ 12.14	$ 11.94	$ 17.42	$ 12.24
Ending value (after expenses)	$1,016.95	$1,012.86	$1,013.06	$1,007.58	$1,012.76

† Expenses are equal to the fund's annualized expense ratio of 1.60% for Class A, 2.42% for Class B, 2.38% for Class C, 3.48% for Class R and 2.44% for Class T; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

March 31, 2005 (Unaudited)

Common Stocks—98.2%	Shares	Value ($)
Consumer Discretionary—10.2%		
Advance Auto Parts	7,600 [a]	383,420
Carnival	6,900	357,489
Disney (Walt)	12,900	370,617
Dollar General	8,700	190,617
eBay	4,600 [a]	171,396
Federated Department Stores	4,300	273,652
Hilton Hotels	24,000	536,400
Home Depot	11,600	443,584
News, Cl. A	31,600	534,672
Target	6,200	310,124
Time Warner	18,550 [a]	325,553
		3,897,524
Consumer Staples—7.8%		
Altria Group	12,200	797,758
PepsiCo	15,300	811,359
Procter & Gamble	11,700	620,100
Wal-Mart Stores	14,600	731,606
		2,960,823
Energy—9.9%		
Anadarko Petroleum	5,800	441,380
ChevronTexaco	16,500	962,115
ConocoPhillips	3,500	377,440
Exxon Mobil	33,600	2,002,560
		3,783,495
Financial—17.2%		
American Express	16,300	837,331
American International Group	4,400	243,804
Bank of America	23,700	1,045,170
Capital One Financial	3,300	246,741
Chubb	5,600	443,912
Citigroup	24,266	1,090,514

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Countrywide Financial	16,900	548,574
Fidelity National Financial	5,500	181,170
Fifth Third Bancorp	3,700	159,026
Goldman Sachs Group	6,000	659,940
Merrill Lynch	7,800	441,480
Morgan Stanley	5,000	286,250
Willis Group Holdings	10,200	376,074
		6,559,986
Health Care—17.0%		
Alcon	3,900	348,231
Caremark Rx	7,900 [a]	314,262
Fisher Scientific International	6,700 [a]	381,364
Genzyme	7,300 [a]	417,852
Gilead Sciences	5,800 [a]	207,640
Johnson & Johnson	15,400	1,034,264
Lilly(Eli) & Co.	4,300	224,030
Medtronic	4,300	219,085
Novartis, ADR	19,400	907,532
PacifiCare Health Systems	5,100 [a]	290,292
Pfizer	14,200	373,034
Schering-Plough	40,200	729,630
St. Jude Medical	9,900 [a]	356,400
WellPoint	3,600 [a]	451,260
Wyeth	4,700	198,246
		6,453,122
Industrials—12.1%		
Burlington Northern Santa Fe	15,000	808,950
Caterpillar	4,700	429,768
Danaher	6,900	368,529
Emerson Electric	7,300	473,989
General Electric	43,700	1,575,822
3M	2,500	214,225

Common Stocks (continued)	Shares	Value ($)
Industrials (continued)		
Tyco International	21,600	730,080
		4,601,363
Information Technology—15.3%		
Altera	10,900 [a]	215,602
Amdocs	8,600 [a]	244,240
Cisco Systems	22,900 [a]	409,681
Dell	8,500 [a]	326,570
EMC	48,500 [a]	597,520
Intel	21,500	499,445
International Business Machines	11,200	1,023,456
Microsoft	37,000	894,290
Motorola	31,400	470,058
National Semiconductor	11,600	239,076
Texas Instruments	21,800	555,682
VeriSign	12,100 [a]	347,270
		5,822,890
Materials—3.3%		
Air Products & Chemicals	9,100	575,939
du Pont EI de Nemours	13,200	676,368
		1,252,307
Telecommunication Services—2.7%		
SBC Communications	22,800	540,132
Verizon Communications	13,800	489,900
		1,030,032
Utilities—2.7%		
Consolidated Edison	4,600	194,028
PG&E	5,500	187,550
Sempra Energy	5,200	207,168
Southern	13,900	442,437
		1,031,183
Total Common Stocks		
(cost $33,471,774)		**37,392,725**

Other Investments—1.3%	Shares	Value ($)
Registered Investment Company:		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $503,000)	503,000 b	**503,000**
Total Investments (cost $33,974,774)	**99.5%**	**37,895,725**
Cash and Receivables (Net)	**.5%**	**190,409**
Net Assets	**100.0%**	**38,086,134**

ADR—American Depository Receipts.
a   Non-income producing.
b   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	17.2	Energy	9.9
Health Care	17.0	Consumer Staples	7.8
Information Technology	15.3	Other	10.0
Industrials	12.1		
Consumer Discretionary	10.2		**99.5**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	33,471,774	37,392,725
Affiliated issuers	503,000	503,000
Receivable for investment securities sold		1,541,229
Dividends and interest receivable		62,385
Receivable for shares of Common Stock subscribed		497
Prepaid expenses		28,662
		39,528,498
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		49,682
Cash overdraft due to Custodian		26,019
Payable for shares of Common Stock redeemed		18,147
Payable for investment securities purchased		1,310,062
Accrued expenses		38,454
		1,442,364
Net Assets ($)		**38,086,134**
Composition of Net Assets ($):		
Paid–in capital		38,605,032
Accumulated undistributed investment income–net		160,728
Accumulated net realized gain (loss) on investments		(4,600,577)
Accumulated net unrealized appreciation (depreciation) on investments		3,920,951
Net Assets ($)		**38,086,134**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	29,152,281	6,685,983	2,040,958	3,427	203,485
Shares Outstanding	1,678,017	411,044	124,802	198.512	12,292
Net Asset Value Per Share ($)	**17.37**	**16.27**	**16.35**	**17.26**	**16.55**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	570,131
Affiliated issuers	5,166
Interest	357
Income from securities lending	927
Total Income	**576,581**
Expenses:	
Management fee–Note 3(a)	153,088
Shareholder servicing costs–Note 3(c)	102,579
Distribution fees–Note 3(b)	35,883
Registration fees	26,819
Audit fees	17,300
Legal fees	10,680
Prospectus and shareholders' reports	7,146
Custodian fees–Note 3(c)	4,996
Directors' fees and expenses–Note 3(d)	2,381
Loan commitment fees–Note 2	229
Miscellaneous	4,768
Total Expenses	**365,869**
Investment Income–Net	**210,712**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	3,025,118
Net unrealized appreciation (depreciation) on investments	(1,003,738)
Net Realized and Unrealized Gain (Loss) on Investments	**2,021,380**
Net Increase in Net Assets Resulting from Operations	**2,232,092**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30, 2004
Operations ($):		
Investment income (loss)–net	210,712	(39,651)
Net realized gain (loss) on investments	3,025,118	788,838
Net unrealized appreciation (depreciation) on investments	(1,003,738)	3,173,421
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,232,092**	**3,922,608**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(36,169)	–
Class B shares	(11,159)	–
Class C shares	(2,656)	–
Total Dividends	**(49,984)**	**–**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,091,107	4,470,514
Class B shares	262,764	2,036,734
Class C shares	136,739	1,620,067
Class R shares	2,220	1,175
Class T shares	43,184	87,313
Dividends reinvested:		
Class A shares	32,675	–
Class B shares	8,749	–
Class C shares	2,131	–
Cost of shares redeemed:		
Class A shares	(4,576,417)	(6,710,088)
Class B shares	(1,609,349)	(4,893,773)
Class C shares	(469,853)	(2,204,290)
Class R shares	(5)	(42,411)
Class T shares	(45,558)	(96,463)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(5,121,613)**	**(5,731,222)**
Total Increase (Decrease) in Net Assets	**(2,939,505)**	**(1,808,614)**
Net Assets ($)		
Beginning of Period	41,025,639	42,834,253
End of Period	**38,086,134**	**41,025,639**
Undistributed investment income–net	160,728	–

	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	62,757	269,005
Shares issued for dividends reinvested	1,830	–
Shares redeemed	(261,649)	(406,799)
Net Increase (Decrease) in Shares Outstanding	**(197,062)**	**(137,794)**
Class B[a]		
Shares sold	15,882	131,217
Shares issued for dividends reinvested	522	–
Shares redeemed	(98,223)	(311,638)
Net Increase (Decrease) in Shares Outstanding	**(81,819)**	**(180,421)**
Class C		
Shares sold	8,144	100,768
Shares issued for dividends reinvested	127	–
Shares redeemed	(28,570)	(144,048)
Net Increase (Decrease) in Shares Outstanding	**(20,299)**	**(43,280)**
Class R		
Shares sold	126	59
Shares redeemed	–	(2,416)
Net Increase (Decrease) in Shares Outstanding	**126**	**(2,357)**
Class T		
Shares sold	2,640	5,463
Shares redeemed	(2,791)	(6,005)
Net Increase (Decrease) in Shares Outstanding	**(151)**	**(542)**

[a] *During the period ended March 31, 2005, 39,142 Class B shares representing $638,416 were automatically converted to 36,740 Class A shares and during the period ended September 30, 2004, 168,861 Class B shares representing $2,657,927 were automatically converted to 159,595 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended March 31, 2005	Year Ended September 30,				
Class A Shares	(Unaudited)	2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	16.49	15.05	12.44	16.34	21.59	21.04
Investment Operations:						
Investment income (loss)–net[a]	.11	.02	.01	(.02)	(.01)	(.04)
Net realized and unrealized gain (loss) on investments	.79	1.42	2.60	(3.49)	(4.05)	2.42
Total from Investment Operations	.90	1.44	2.61	(3.51)	(4.06)	2.38
Distributions:						
Dividends from investment income–net	(.02)	–	–	–	–	–
Dividends from net realized gain on investments	–	–	–	(.39)	(1.19)	(1.83)
Total Distributions	(.02)	–	–	(.39)	(1.19)	(1.83)
Net asset value, end of period	17.37	16.49	15.05	12.44	16.34	21.59
Total Return (%)[b]	5.46[c]	9.57	20.98	(22.20)	(19.76)	11.58
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.80[c]	1.55	1.55	1.46	1.28	1.33
Ratio of net investment income (loss) to average net assets	.61[c]	.14	.04	(.11)	(.07)	(.17)
Portfolio Turnover Rate	47.58[c]	44.78	35.00	26.81	46.13	51.17
Net Assets, end of period ($ x 1,000)	29,152	30,924	30,298	21,738	21,735	29,520

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended March 31, 2005 (Unaudited)	Year Ended September 30,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	15.51	14.27	11.91	15.77	21.02	20.67
Investment Operations:						
Investment income (loss)–net [a]	.03	(.11)	(.11)	(.15)	(.15)	(.20)
Net realized and unrealized gain (loss) on investments	.75	1.35	2.47	(3.32)	(3.91)	2.38
Total from Investment Operations	.78	1.24	2.36	(3.47)	(4.06)	2.18
Distributions:						
Dividends from investment income–net	(.02)	–	–	–	–	–
Dividends from net realized gain on investments	–	–	–	(.39)	(1.19)	(1.83)
Total Distributions	(.02)	–	–	(.39)	(1.19)	(1.83)
Net asset value, end of period	16.27	15.51	14.27	11.91	15.77	21.02
Total Return (%) [b]	5.06[c]	8.69	19.82	(22.76)	(20.32)	10.77
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.21[c]	2.39	2.41	2.22	2.03	2.08
Ratio of investment income (loss) to average net assets	.20[c]	(.71)	(.84)	(.91)	(.81)	(.92)
Portfolio Turnover Rate	47.58[c]	44.78	35.00	26.81	46.13	51.17
Net Assets, end of period ($ x 1,000)	6,686	7,643	9,611	17,763	37,839	52,617

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended March 31, 2005 (Unaudited)	2004	2003	2002	2001	2000
			Year Ended September 30,			
Per Share Data ($):						
Net asset value, beginning of period	15.59	14.33	11.94	15.80	21.06	20.70
Investment Operations:						
Investment income (loss)–net[a]	.04	(.10)	(.10)	(.14)	(.15)	(.19)
Net realized and unrealized gain (loss) on investments	.74	1.36	2.49	(3.33)	(3.92)	2.38
Total from Investment Operations	.78	1.26	2.39	(3.47)	(4.07)	2.19
Distributions:						
Dividends from investment income–net	(.02)	–	–	–	–	–
Dividends from net realized gain on investments	–	–	–	(.39)	(1.19)	(1.83)
Total Distributions	(.02)	–	–	(.39)	(1.19)	(1.83)
Net asset value, end of period	16.35	15.59	14.33	11.94	15.80	21.06
Total Return (%)[b]	5.00[c]	8.79	20.02	(22.76)	(20.32)	10.85
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.19[c]	2.26	2.30	2.19	1.99	2.04
Ratio of investment income (loss) to average net assets	.22[c]	(.59)	(.72)	(.86)	(.78)	(.87)
Portfolio Turnover Rate	47.58[c]	44.78	35.00	26.81	46.13	51.17
Net Assets, end of period ($ x 1,000)	2,041	2,261	2,700	2,526	3,683	3,866

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended March 31, 2005 (Unaudited)	2004	2003	2002	2001	2000
		Year Ended September 30,				
Per Share Data ($):						
Net asset value, beginning of period	16.58	15.23	12.58	16.52	21.75	21.21
Investment Operations:						
Investment income (loss)–net[a]	(.06)	.03	.02	(.02)	.04	(.02)
Net realized and unrealized gain (loss) on investments	.74	1.32	2.63	(3.53)	(4.08)	2.39
Total from Investment Operations	.68	1.35	2.65	(3.55)	(4.04)	2.37
Distributions:						
Dividends from net realized gain on investments	–	–	–	(.39)	(1.19)	(1.83)
Net asset value, end of period	17.26	16.58	15.23	12.58	16.52	21.75
Total Return (%)	3.92[b]	8.86	21.06	(22.20)	(19.51)	11.42
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.74[b]	1.40	1.47	1.43	1.04	1.25
Ratio of net investment income (loss) to average net assets	(.35)[b]	.17	.11	(.11)	.18	(.09)
Portfolio Turnover Rate	47.58[b]	44.78	35.00	26.81	46.13	51.17
Net Assets, end of period ($ x 1,000)	3	1	37	31	43	51

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended March 31, 2005 (Unaudited)		Year Ended September 30,			
		2004	2003	2002	2001	2000[a]
Per Share Data ($):						
Net asset value, beginning of period	15.76	14.52	12.16	16.11	21.41	21.13
Investment Operations:						
Investment income (loss)−net[b]	.03	(.12)	(.11)	(.21)	(.09)	(.18)
Net realized and unrealized gain (loss) on investments	.76	1.36	2.47	(3.35)	(4.02)	.46
Total from Investment Operations	.79	1.24	2.36	(3.56)	(4.11)	.28
Distributions:						
Dividends from net realized gain on investments	−	−	−	(.39)	(1.19)	−
Net asset value, end of period	16.55	15.76	14.52	12.16	16.11	21.41
Total Return (%)[c]	5.01[d]	8.54	19.41	(22.84)	(20.21)	1.37[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.22[d]	2.42	2.32	2.48	1.74	1.59[d]
Ratio of investment income (loss) to average net assets	.20[d]	(.72)	(.74)	(1.22)	(.50)	(.79)[d]
Portfolio Turnover Rate	47.58[d]	44.78	35.00	26.81	46.13	51.17
Net Assets, end of period ($ x 1,000)	203	196	188	12	17	1

[a] The fund commenced selling Class T shares on February 1, 2000.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge
[d] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Growth and Income Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Equity Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering one series, including the fund. The fund's investment objective is long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 50 million shares of $1.00 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of March 31, 2005, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 59 shares of Class R.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $7,366,145 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to September 30, 2004. If not applied, $5,355,285 of the carryover expires in fiscal 2011 and $2,010,860 expires in fiscal 2012.

The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended March 31, 2005, the fund did not borrow under the line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended March 31, 2005 the Distributor retained $570 and $3 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $10,925 and $1 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2005, Class B, Class C and Class T shares were charged $27,477, $8,150 and $256, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at the annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2005, Class A, Class B, Class C and Class T shares were charged $38,894, $9,159, $2,717 and $256, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2005 the fund was charged $29,316 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2005, the fund was charged $4,996 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $24,835, Rule 12b-1 distribution plan fees $5,735, shareholder services plan fees $8,278, custodian fees $1,224 and transfer agency per account fees $9,610.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2005, amounted to $19,102,527 and $24,530,189, respectively.

At March 31, 2005, accumulated net unrealized appreciation on investments was $3,920,951, consisting of $5,300,856 gross unrealized appreciation and $1,379,905 gross unrealized depreciation.

At March 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the

Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

Dreyfus Premier
Growth and Income Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0320SA0305